Exhibit 99.1

SIGMA LITHIUM SHIPPING 22,000t TO ABU DHABI’s IRH IN
COMMERCIAL ALLIANCE FOR SUSTAINABLY AND ETHICALLY
PRODUCED LITHIUM MATERIALS; SURPASSES 3Q 2024
PRODUCTION TARGET OF 60,000t

HIGHLIGHTS

•	The Company announces that it is shipping 22,000 tonnes of Quintuple Zero Green Lithium to International Resources Holding (IRH), the official trading company established by the Abu Dhabi Emirate.

o	This represents Sigma’s first transaction with IRH, broadening its commercial strategy of encompassing partners with strong balance sheets.

o	Provisional price for this shipment is set at 8.25% of the price of battery grade lithium carbonate quoted at GFEX at shipment date.

•	This shipment demonstrates a shared commitment of Sigma Lithium and IRH to create a low cost, resilient global supply chain built upon the foundation of delivering lithium materials that enable traceability and ethical sourcing of lithium chemicals.

•	Sigma Lithium continues to deliver operational excellence with 60,237t of Quintuple Zero Green Lithium produced in 3Q, representing an increase of 22% from 2Q and surpassing our 60,000t guidance.

o	Greentech Plant production reached daily records of >860t for extended periods during 3Q

o	The increased production levels demonstrate the perfect suitability of dense medium separation technology for the lithium industrial processing and beneficiation at Sigma’s Grota do Cirilo operations.

•	Combined, the improved production and consistent shipment patterns drive Sigma’s flexibility in establishing new commercial alliances, enabling the execution of the Company’s strategy to diversify sales across different geographies and clients.

o	The Company’s commercial success is furthered by the superior metallurgical properties and associated value-in-use of its Quintuple Zero Green Lithium, which enables cost savings for refineries.

•	Sigma Lithium’s commercial strategy is to create alliances, encompassing multi-industry platforms, to build a global, geoeconomically neutral, supply chain of lithium materials that are ethically produced, low carbon, environmentally and socially sustainable: in line with the ethos of environmentally and socially conscious consumers of electric vehicles.

São Paulo, Brazil – (October 23, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces the shipment of 22,000t of Quintuple Zero Green Lithium to Abu Dhabi’s IRH, maintaining its consistent operational cadence with near-monthly shipments. This represents Sigma’s first transaction with IRH, broadening its commercial strategy with partners with strong balance sheets. This shipment demonstrates a shared commitment of Sigma Lithium and IRH to create a low cost, resilient global supply chain of lithium materials built upon a foundation of traceability and ethical sourcing of lithium chemicals.On September 30, 2024, Sigma concluded an export sale at its Victoria Port warehouse for 9,000t of Quintuple Zero Green Lithium concentrate with the additional 13,000t balance of the total 22,000t shipment to IRH booked in the fourth quarter.

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The value of the Quintuple Zero Green Lithium for this 13th shipment is initially set at a provisional floating price equivalent to 8.25% of battery grade lithium carbonate quoted at the Guangzhou Futures Exchange (GFEX).

The achievement of a near-monthly shipment cadence increases the commercial flexibility of the Company, allowing it to further its diversification strategy, and help global battery supply chains decarbonize.

All in, production of Quintuple Zero Green Lithium concentrate for the third quarter totaled 60,237t, surpassing the Company’s 60,000t target. This includes numerous daily production records and periods of sustained operations above 860t per day. The performance represents a 22% increase from 2Q24 levels and demonstrates the Company’s ability to achieve sustained production levels at annualized design capacity of 270,000t of lithium concentrate.

CEO and Co-Chairperson Ana Cabral notes: “We are delighted to begin a commercial alliance with Abu Dhabi’s IRH, marking our collaboration to build a supply chain of lithium materials that are ethically produced, low carbon, environmentally and socially sustainable. This alliance will offer a resilient supply of lithium materials that are an alternative to the prevailing opaque sourcing of lithium chemicals, which determine lithium pricing in the industry irrespectively of traceability.

IRH is a leading participant in metals trading, backed by Abu Dhabi’s strong balance sheet. The relationship with IRH is evidence of a growing focus on battery metals by Abu Dhabi more broadly. As we continue to broaden our commercial alliances, Sigma Lithium is creating a more resilient commercial operation focused on offering metallurgically unique and ethically sourced lithium materials: which should deliver superior price realizations over time.”

“We are also very pleased with our increased operational performance, which delivered on production targets for the third quarter and continues the same stride into the fourth quarter. We remain on track to deliver on our brownfield investments, while executing the strategic initiatives laid out at our recent investor day,” she concluded.

Qualified Persons Disclaim

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan AusimM (Membership number FAusIMM (329132)), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release not related to the current Mineral Resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers with an annual production capacity of 270,000 tonnes of chemical grade lithium concentrate (36,700 LCE annually). The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. The Company produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium plant that delivers zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually).The Company has issued a Final Investment Decision formally approving construction to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

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Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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